SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                         Commission File Number 0-21851

                           NOTIFICATION OF LATE FILING


         (Check One): [ ] Form 10-K [ ] Form 11-K [ ] Form 20F [X] Form 10-Q
[ ] Form N-SAR
         For Period Ended: June 30, 1997
[ ] Transition Report on Form 10-K          [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F          [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

         For the Transition Period Ended:

         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                                     PART I
                             Registrant Information

Full name of registrant: PharmaSystems Holdings Corp.
                         ----------------------------

Former name if applicable: Euro-Tel, Inc.
                           --------------

Address of principal executive office (Street  and  number)
                               7350 NW 7th Street, Suite 104
                               -----------------------------
City, state and zip code       Miami, Florida 33126
                               -----------------------------


                                     Part II
                             Rule 12b-25 (b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                                                     FORM 12b-25

                                    PART III
                                    Narrative

         State below in reasonable detail the reasons why Form 10-K, 11-K, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

On June 20, 1997, the Company completed a reverse merger which consolidated the operations of a privately held operating company into the Company. This is the first periodic report required to be filed by the Company under the Securities Exchange Act of 1934, as amended (the "1934 Act") subsequent to this merger. Due to the reporting requirements, the Company has had to develop a financial reporting system capable of providing timely financial reports consistent with the requirements of the 1934 Act. In addition, because of economic considerations, the Company had reduced its number of employees, and as part of that process terminated some key accounting and financial personnel. The Company has determined that it needs to hire additional accounting personnel. The Company is in the process of both implementing a new accounting system and seeking additional accounting personnel. These situations have resulted in delays beyond the Company's control because of which the Company could not meet the required filing deadline without unreasonable effort and expense. Once implemented, however, the Company believes that timely and accurate financial reports will be available for future reporting periods. Accordingly, the Company respectfully files this Notification of Late Filing. The Company anticipates a resolution to these delays shortly.

                                     PART IV
                                Other Information

         1. Name and  telephone  number of person to  contact  in regard to this
notification:  Aurelio E. Alonso         (305)         267-9500
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               (Name)              (Area code)    (Telephone number)

         2. Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                       [X]  Yes  [ ] No

         3. Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                       [ ]  Yes  [X] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                          PHARMASYSTEMS HOLDINGS CORP.
                          ----------------------------
                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date August 14, 1997         By /s/ Aurelio E. Alonso
     ---------------            ---------------------
                              Printed Name: Aurelio E. Alonso
                                            -----------------

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
                                                                     FORM 12b-25

         Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

         1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

         2. One signed original and four confirmed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

         3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

         4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

         5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.





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